As filed with the Securities and Exchange Commission on August 7, 2026

Securities Act File No. 333-297289

Investment Company Act File No. 811-24118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 1 ☒

And

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 10 ☒

RoboStrategy, Inc.

(Exact Name of Registrant as Specified in Charter)

151 Calle de San Francisco
Suite 200

San Juan, Puerto Rico 00901
(Address of Principal Executive Offices)

(787) 722-6881
(Registrant’s Telephone Number, including Area Code)

Andrew Kang
151 Calle de San Francisco
Suite 200
San Juan, Puerto Rico 00901
(Name and Address of Agent for Service)

WITH COPIES TO:

Owen J. Pinkerton, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans. ☐

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans. ☒

Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto. ☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(c) under the Securities Act. ☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act. ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-297289.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-297289 and 811-24118) (the “Registration Statement”) is to file additional exhibits set forth in Item 25 to Part C of this Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement. The Prospectus and Statement of Additional Information, in the form filed on July 7, 2026, are unmodified and incorporated by reference herein.

PART C - OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements:

Part A:	None

Part B:	Schedule of Investments as of February 28, 2026 (Unaudited)
Statement of Assets and Liabilities as of February 28, 2026 (Unaudited)
Statement of Operations for the For the Period From September 5, 2025 through February 28, 2026 (Unaudited)
Statements of Changes in Net Assets For the Period From September 5, 2025 through February 28, 2026 (Unaudited)
Statement of Cash Flows for the For the Period From September 5, 2025 through February 28, 2026 (Unaudited)

Statement of Assets and Liabilities as of September 5, 2025
Statement of Operations for the period May 23, 2025 to September 5, 2025
Statement of Changes in Net Assets for the period May 23, 2025 to September 5, 2025

(2) Exhibits:

(a)	Articles of Amendment and Restatement(1)
(b)	Amended and Restated Bylaws(4)
(c)	Not Applicable
(d)	Not Applicable
(e)	Distribution Reinvestment Plan(2)
(f)	Not Applicable
(g)	Amended and Restated Investment Advisory Agreement(2)
(h)	Not Applicable
(i)	Not Applicable
(k)	Custody Agreement(1)
(k)(1)	Fund Servicing Agreement(1)
(k)(2)	License Agreement(1)
(k)(3)	Form of Securities Purchase Agreement used in certain private investment in public equity transactions entered into by the Registrant between June 11, 2026, and June 30, 2026(6)
(k)(4)	Form of Registration Rights Agreement used in certain private investment in public equity transactions entered into by the Registrant between June 11, 2026, and June 30, 2026(6)
(k)(5)	Placement Agency Agreement by and between Titan Partners Group LLC, a division of American Capital Partners, LLC, and the Registrant, dated June 29, 2026. Exhibit A - Securities Purchase Agreement dated as of June 29, 2026, by and between Anson Investments Master Fund LP, Anson East Master Fund LP, and Anson East Opportunities Master Fund LP, and the Company(6)
(k)(6)	Purchase Agreement by and among the Registrant, Roth Principal Investments, LLC, and FP Strategies, LLC, dated May 11, 2026(5)
(k)(7)	Registration Rights Agreement by and between the Registrant and Roth Principal Investments, LLC, dated May 11, 2026(5)
(l)	Opinion of Counsel*
(m)	Not Applicable
(n)	Consent of Independent Registered Public Accounting Firm(6)
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics of Registrant and Adviser(1)
(s)	Fee Table(6)
(t)	Power of Attorney(6)

*	Filed herewith

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 811-24118), filed on September 9, 2025

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 811-24118 and 333-291400) filed on January 26, 2026.

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 811-24118 and 333-291400) filed on March 9, 2026.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 811-24118 and 333-291400) filed on April 30, 2026.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 811-24118 and 333-295823) filed on May 13, 2026.

(6)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 811-24118 and 333-297289) filed on July 7, 2026.

ITEM 26. MARKETING ARRANGEMENTS

Not Applicable.

ITEM  27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement. All figures are estimates.

Printing	$2,500	*
Legal	$25,000	*
Accounting	$0	*
Miscellaneous	$0	*
Total	$27,500

*The Adviser has agreed to bear all expenses incurred in connection with the preparation, filing and maintenance of this Registration Statement, including legal, accounting, printing, filing, SEC registration, consent, and other related expenses. Accordingly, none of the expenses reflected in this table are expected to be borne by the Fund.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by FP Strategies LLC (d/b/a RoboStrategy Advisors) (the “Adviser”), the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Puerto Rico in 2025. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-134211).

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of holders of securities of the Registrant as of August 4, 2026:

Title of Class	Number of Record Holders
Common Stock	173

ITEM 30. INDEMNIFICATION

Section 2-418 of the Maryland General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized or permitted by law and this right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, we are not obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by the person unless the proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

So long as we are regulated under the 1940 Act, the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

The Adviser and its affiliates (each, an “Indemnitee”) are not liable to us for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in our best interests absent such Indemnitee’s gross negligence, knowing and willful misconduct, or fraud or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of the Fund who is not an affiliate of such Indemnitee, provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud.

We will indemnify each Indemnitee against any liabilities relating to the offering of our common stock or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. We may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action, provided the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the prospectus and SAI in the sections entitled “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisors Act of 1940, as amended (File No. 801-134211).

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

The Fund

151 Calle de San Francisco

Suite 200

San Juan, Puerto Rico 00901

Transfer Agent

150 Royall Street

Canton, Massachusetts 02021

Custodian

1555 North RiverCenter Drive

Suite 302

Milwaukee, WI 53212

Adviser

151 Calle de San Francisco

Suite 200

San Juan, Puerto Rico 00901

Administrator

777 East Wisconsin Avenue

4th Floor

Milwaukee, WI 53212

ITEM 33. MANAGEMENT SERVICES

Not Applicable

ITEM 34. UNDERTAKINGS

(1)	We undertake to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not Applicable.

(3)	Not Applicable.

(4)	We undertake that:

a.	For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

b.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Not Applicable.

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 6th day of August, 2026.

RoboStrategy, Inc.

/s/ Andrew Kang
By:	Andrew Kang
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities indicated on the 6th day of August, 2026.

Signature	Title

*J. Michael Fields	Director
J. Michael Fields

*Alex Yeh	Director
Alex Yeh

*Nicolas Carter	Director
Nicolas Carter

/s/ Marc Weinstein	Director
Marc Weinstein

/s/ Andrew Kang	Director, President (Principal Executive Officer) and Chief Executive Officer
Andrew Kang

/s/ Lance Baker	Chief Financial Officer
Lance Baker	(Principal Financial Officer and Principal Accounting Officer)

* /s/ Marc Weinstein
Marc Weinstein
Attorney-in-Fact, pursuant to a power of attorney filed as Exhibit (t) to the Fund's Registration Statement on Form N-2, as filed with the SEC on July 7, 2026, and incorporated herein by reference.

EXHIBIT INDEX

(l)	Opinion of Counsel